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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             HOUSE OF FABRICS, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                          FCA ACQUISITION CORPORATION
                         FABRI-CENTERS OF AMERICA, INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   441758109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ALAN ROSSKAMM
                          FCA ACQUISITION CORPORATION
                       C/O FABRI-CENTERS OF AMERICA, INC.
                                5555 DARROW ROAD
                               HUDSON, OHIO 44236
                           TELEPHONE: (216) 656-2600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                             JAMES R. CARLSON, ESQ.
                           THOMPSON HINE & FLORY LLP
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216
                           TELEPHONE: (216) 566-5500

                            ------------------------

                           CALCULATION OF FILING FEE

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        Transaction Valuation*                      Amount of Filing Fee
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
            $22,660,277.50                                $4,532.06
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 * For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $4.25 per share of an aggregate of 5,331,830 shares of common stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: NONE     Filing Party: N/A
Form or Registration No: N/A     Date Filed: N/A

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     This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by FCA Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Fabri-Centers of America, Inc., an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of House of Fabrics, Inc., a Delaware corporation (the "Company"), at a price of $4.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(2) and (a)(3), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is House of Fabrics, Inc., a Delaware corporation with its principal executive offices at 13400 Riverside Drive, Sherman Oaks, California 91423-2598.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a-d, g) This Statement is being filed on behalf of the Parent and the Purchaser for purposes of Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e-f) During the last five years, neither the Parent nor the Purchaser, nor, to the best knowledge of the Parent and the Purchaser, the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a-b) The information set forth in the Introduction, Sections 8, 9 and 11 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a-b) The information set forth in the Introduction and Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (d-e) The information set forth in Sections 6, 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f-g) The information set forth in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Sections 11 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Sections 8, 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (b-c, e) The information set forth in Sections 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

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
(a)(1)  Press Release, dated February 2, 1998.
(a)(2)  Offer to Purchase, dated February 6, 1998.
(a)(3)  Letter of Transmittal.
(a)(4)  Notice of Guaranteed Delivery.
(a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
        Other Nominees.
(a)(7)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)  Summary Advertisement, dated February 6, 1998.
(b)(1)  Credit Agreement, dated as of September 30, 1994, among Fabri-Centers of America, Inc., various financial institutions and KeyBank National Association (formerly Society National
        Bank), as Agent (incorporated by reference to Exhibit 10(a) of Fabri-Centers of America,
        Inc.'s Current Report on Form 8-K filed on October 17, 1994).
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
(b)(2)  Amendment No. 1 to Credit Agreement, dated as of June 2, 1997, among Fabri-Centers of
        America, Inc., various financial institutions and KeyBank National Association
        (formerly Society National Bank), as Agent (incorporated by reference to Exhibit 10 of Fabri-Centers of America, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 1997).
(c)     The Agreement and Plan of Merger, dated February 1, 1998, by and among Fabri-Centers of America, Inc., FCA Acquisition Corporation and House of Fabrics, Inc.
(d)     None.
(e)     Not applicable.
(f)     None.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 1998

                                          FCA ACQUISITION CORPORATION

                                          By:  /s/ BRIAN P. CARNEY
                                            ------------------------------------
                                            Name:  Brian P. Carney
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                                          FABRI-CENTERS OF AMERICA, INC.

                                          By:  /s/ BRIAN P. CARNEY
                                            ------------------------------------
                                            Name:  Brian P. Carney
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



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                                 EXHIBIT INDEX

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
EXHIBIT                                                                                  PAGE
 NUMBER                                  EXHIBIT NAME                                   NUMBER
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
(a)(1)   Press Release, dated February 2, 1998.
(a)(2)   Offer to Purchase, dated February 6, 1998.
(a)(3)   Letter of Transmittal.
(a)(4)   Notice of Guaranteed Delivery.
(a)(5)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(6)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(7)   Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9.
(a)(8)   Summary Advertisement, dated February 6, 1998.
(b)(1)   Credit Agreement, dated as of September 30, 1994, among Fabri-Centers of
         America, Inc., various financial institutions and KeyBank National Association
         (formerly Society National Bank), as Agent (incorporated by reference to
         Exhibit 10(a) of Fabri-Centers of America, Inc.'s Current Report on Form 8-K
         filed on October 17, 1994).
(b)(2)   Amendment No. 1 to Credit Agreement, dated as of June 2, 1997, among
         Fabri-Centers of America, Inc., various financial institutions and KeyBank
         National Association (formerly Society National Bank), as Agent (incorporated by reference to Exhibit 10 of Fabri-Centers of America, Inc.'s Quarterly Report
         on Form 10-Q for the quarterly period ended May 3, 1997).
(c)      The Agreement and Plan of Merger, dated February 1, 1998, by and among
         Fabri-Centers of America, Inc., FCA Acquisition Corporation and House of
         Fabrics, Inc.

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